Exhibit 99.(e)(11)

Date: June 19, 2008

LETTER AGREEMENT

In connection with a potential proposal for an acquisition of ILOG S.A. (“Target”) by International Business Machines Corporation or one of its subsidiaries (“Acquirer”) at a proposed transaction value equal to 10 Euro per outstanding ordinary share of Target, Target has expressed its willingness to work in good faith towards such a proposal and stated that it would like such a proposal to lead to a transaction with Acquirer and that it is not currently in discussions with any other party regarding a possible transaction. Accordingly, in order that Target and Acquirer can work towards such a proposal and such other terms and conditions as the Target and Acquirer may agree upon, Target and Acquirer hereby agree as follows:

1.             Exclusivity Period.  During the period (the “Exclusivity Period”) beginning on the date hereof and ending at 5 p.m. Paris, France time on the date on which this letter agreement terminates in accordance with Section 2 hereof, Target shall not, nor shall it permit any of its Representatives (as defined below) to, directly or indirectly, (i) solicit, initiate or encourage, or knowingly take any other action (including sale of any of its treasury shares) to facilitate, any Takeover Proposal (as defined below) or any inquiries or the making of any proposal that constitutes or could reasonably be expected to lead to a Takeover Proposal or (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or otherwise knowingly cooperate in any way with, any Takeover Proposal.

As used herein, the term “Takeover Proposal” means any inquiry, proposal or offer from any person (other than Acquirer) relating to, or that could reasonably be expected to lead to, any direct or indirect acquisition, in one transaction or a series of transactions, including any merger, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction, of (A) assets or businesses that constitute or represent 10% or more of the total revenue, operating income, EBITDA or assets of Target and its subsidiaries, taken as a whole, for the fiscal year ended June 30, 2007, or (B) 5% or more of the outstanding shares of any class of capital stock of, or other equity or voting interests in, Target or any class of capital stock of, or other equity or voting interests in, any of Target’s subsidiaries directly or indirectly holding, individually or taken together, the assets or businesses referred to in clause (A) above, in each case other than the Acquisition. With respect to each party, the term “Representatives” shall mean such party’s affiliates and the agents, directors, officers, advisors (including, without limitation, financial, legal and accounting advisors) and representatives of such party and its affiliates.

2.             Termination of Exclusivity Period.  This letter agreement shall terminate by the earlier to occur of any of the following (i) Acquirer or Target providing one day’s prior written notice to the other party at any time on or after August 1, 2008; (ii) Target’s receipt of written notice from Acquirer of Acquirer’s determination that it is no longer prepared to value

Target at 10 Euro per outstanding share (which notice shall be provided by Acquirer to Target immediately upon such determination); (iii) the filing with the Autorité des Marchés Financiers (“AMF”) of a public offer on Target by a third party, or (iv) the closing date of a public offer on Target filed by the Acquirer, provided however that Target shall be allowed, as of the filing, or the announcement, date of the Acquirer’s offer, to communicate to a third party, in compliance with COB recommendation 2003-01, the same information as the information communicated to Acquirer.   In the event of a termination of this letter agreement pursuant to this Section 2, Sections 3, 4, 5, 6, 7, 8, 9 10 and 11 shall survive such termination ; provided, however, that Section 11 shall terminate in accordance with its terms.

3.             No Definitive Obligation.  Each of the parties agrees that no contract, agreement or commitment with respect to the Acquisition or any other transaction shall exist or be deemed to exist by virtue of this letter agreement, any other written or oral expression with respect to the Acquisition or otherwise unless and until a definitive agreement related thereto has been duly executed and delivered. Each of the parties also agrees that, unless and until such a definitive agreement has been duly executed and delivered, none of the parties and their respective Representatives shall have any liability or obligation with respect to the Acquisition or any other transaction, whether by virtue of this letter agreement, any other written or oral expression with respect to the Acquisition or otherwise, except for the obligations of Acquirer and Target pursuant to the express provisions of Sections 1, 2, 3, 4, 6, 7, 8, 10 and 11 of this letter agreement. For the purposes of this letter agreement, the term “definitive agreement” shall not include any written or oral acceptance of any offer or bid, any term sheet or any letter of intent or other written expression of Acquirer’s or Target’s intentions to negotiate or enter into a definitive agreement.

4.             Enforceability; Severability.  The parties acknowledge the reasonableness of the provisions of this letter agreement. If any provision of this letter agreement (including, without limitation, any sentence, clause or part hereof) shall be adjudicated to be invalid or unenforceable, such provision shall be deemed amended to delete therefrom the portion thus adjudicated to be invalid or unenforceable, such deletion to apply only with respect to the operation of such provision in the particular jurisdiction in which such adjudication is made. In addition, if any particular provision contained in this letter agreement shall for any reason be held to be excessively broad as to duration, geographical scope, activity or subject, it shall be construed by limiting and reducing such provision as to such characteristic so that the provision is enforceable to the fullest extent compatible with the applicable law as it shall then appear.

5.             Governing Law.  This letter agreement shall be governed by, and construed in accordance with, the laws of France.

6.             Confidentiality.  This letter shall be treated as confidential and shall be subject to the provisions of the confidentiality agreement between Target and Acquirer dated November 30, 2006.

7.             Notices.  All notices, requests, claims, demands, waivers and other communications under this letter agreement shall be in writing and shall be deemed given upon (a) personal delivery, (b) transmitter’s confirmation of a receipt of a facsimile transmission, (c) confirmed delivery by standard overnight carrier or when mailed in the United States by certified or registered mail, postage prepaid, addressed to the parties at the following addresses (or at such other address for a party as shall be specified by notice hereunder):

if to Acquirer, to:

International Business Machines Corporation
New Orchard Road, Armonk, New York  10506
Attention:  Archie Colburn
Managing Director, Corporate Development
Telecopy: (914) 499-7803

with a copy to:

International Business Machines Corporation
New Orchard Road, Armonk, New York  10506
Attention: Gregory C. Bomberger
IBM Vice President, Assistant General Counsel
Telecopy: (914) 499-6006

if to Target, to:

ILOG SA
9 Rue De Verdun
BP 85 Cedex
Gentilly, 94253
Attention : Pierre Haren
President Directeur General
Telecopy: 33 1 49 08 35 10

with a copy to:

Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street, New York, New York  10022
Attention: Erwan Barre, Esq. and Scott Saks, Esq.
Telecopy: (212) 319-4090

8.             Amendment Waiver.  No modification of this letter agreement or waiver of the terms and conditions hereof shall be binding upon Acquirer or Target, unless approved in writing by each of them. Each party agrees that no failure or delay by another party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege thereunder.

9.             Counterparts.  This letter agreement may be executed in counterparts, all of which together shall constitute one and the same agreement.

10.           Effective Date ; Existing Obligations. Notwithstanding anything contained herein to the contrary, the parties understand that Target is subject to certain pre-existing contractual obligations with SAP Aktiengesellschaft (“SAP”) and that nothing herein or in the confidentiality agreement referred to above shall restrict (i) Target’s ability to negotiate with SAP or enter into any agreement with SAP or otherwise comply with those contractual obligations as set forth in the Subscription Agreement dated as of June 29, 1998 between ILOG S.A. and SAP (the “SAP Agreement”) and (ii) Acquirer’s ability to discuss the proposed transaction with SAP, in each case until the end of the 10 calendar day period commencing on the sending of the Covered Transaction Notice (as such term is defined in the SAP Agreement). Target is hereby permitted to, and shall send on the date hereof such Covered Transaction Notice to SAP. This letter agreement shall not be effective or otherwise be deemed to be entered into until the expiration of ten (10) calendar days from the sending of the Covered Transaction Notice.

If Target enters in good faith into a letter of intent or exclusivity agreement with SAP with regards to the Acquisition of Target during the ten (10) calendar day period commencing with the sending of the Covered Transaction Notice this letter agreement shall not enter into effect.

Subject to any obligation expressly restricting the disclosure of a Takeover Proposal in a confidentiality agreement entered into by Target in the ordinary course of business before discussions commenced between Acquirer and Target regarding a potential Takeover Proposal (it being acknowledged that no such confidentiality agreement exists with SAP), if Target receives an offer or proposal from SAP or any other third party, or requests for information regarding Target or discloses information regarding Target to SAP or any other  third party, after the applicable 10 calendar day period, Target shall promptly inform the Acquirer of such activities, including the principal details of any offer or proposal and discussions with SAP or any other third party, and disclosures of such information regarding Target.

11.           Standstill.

(a) During the 6 month period commencing ten (10) calendar days from the sending of the Covered Transaction Notice, except pursuant to a negotiated transaction with Acquirer approved by the board of directors of Target, Acquirer will not, in any manner, directly or indirectly:

(i)            make, effect, initiate, cause or participate in (A) any acquisition of beneficial ownership of any securities of Target or any securities of any subsidiary or other Affiliate of Target, (B) any acquisition of any assets of Target or any assets of any subsidiary or other Affiliate of Target (other than the purchase or acquisition by Acquirer of products of Target or any of its subsidiaries in the ordinary course of business), (C) any tender offer, exchange offer, merger, business combination, recapitalization, restructuring, liquidation, dissolution or extraordinary transaction involving Target or any subsidiary or other Affiliate of Target, or involving any securities or assets of Target or any securities or assets of any subsidiary or other Affiliate of Target, or (D) any solicitation of proxies or consents with respect to any meeting of any securities holders of Target;

(ii)           form, join or participate in a “group” (as defined in the Securities Exchange Act of 1934 and the rules promulgated thereunder) or act in concert with respect to the beneficial ownership of any securities of Target;

(iii)          act, alone or in concert with others, to seek to control or influence the management, board of directors or policies of Target;

(iv)          take any action which might force Target to make a public announcement regarding any of the types of matters set forth in clause “(i)” of this sentence;

(v)           request or propose that Target (or its directors, officers, employees or agents), directly or indirectly, amend or waive any provision of this Section 11(a), including this subsection (v);

(vi)          agree or offer to take, or encourage or propose (publicly or otherwise) the taking of, any action referred to in clauses “(i)”, “(ii)”, “(iii)”, “(iv)” or “(v)” of this sentence;

(vii)         assist, induce or encourage any other person to take any action referred to in clauses “(i)”, “(ii)”, “(iii)”, “(iv)” or “(v)” of this sentence; or

(viii)        enter into any discussions or arrangements with any third party with respect to the taking of any action referred to in clauses “(i)”, “(ii)”, “(iii)”, “(iv)” or “(v)” of this sentence.

(b)           Notwithstanding any provision of Section 11(a) to the contrary, the provisions of Section 11(a) shall terminate and be of no further force and effect in the event:

(i) any person, acting alone or in concert, or “group” (as defined in the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder) shall have commenced a Target Acquisition Transaction, or

(ii) the board of directors of Target shall have endorsed, approved, recommended, or resolved to endorse, approve or recommend a Target Acquisition Transaction.

(c)           For purposes of this letter agreement:

(i) “Affiliate” of, or a person “Affiliated” with, a specific person is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified. In this regard the term control (including the terms controlling, controlled by and under common control with) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting shares, by contract, or otherwise.

(ii) “Target Acquisition Transaction” shall mean (i) the commencement (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended) of a tender or exchange offer by a third party for at least 10% of the outstanding capital stock of Target or any direct or indirect subsidiary of Target, (ii) the crossing by any third party, acting alone or in concert, of the 5% threshold of Target’s share capital or voting rights or any multiple thereof , (iii) the announcement of or the filing with the AMF of a public offer of a third party on Target’s securities listed on Euronext Paris, (iv) the commencement by a third party of a proxy contest with respect to the election of any directors of Target, (v) any sale, license, lease, exchange, transfer, disposition or acquisition of material business or assets of Target or any direct or indirect subsidiary or other Affiliate of Target or (vi) any merger, consolidation, business combination, share exchange, reorganization, restructuring or similar transaction or series of related transactions involving Target or any direct or indirect subsidiary or other Affiliate of Target.

(d)           Nothing in this letter agreement shall prevent at any time:

(i) Acquirer purchasing up to 4.99% of Target’s share capital provided that such purchase complies with all applicable laws and regulations; or

(ii) Acquirer’s employee benefits plans and trusts continuing in the ordinary course of their employee benefit investment activities to purchase or sell stock in the Target.

12.           Warranties

Target represents and warrants that save as disclosed to Acquirer in schedule A attached hereto:

(i)            any notifications that may be required in connection with this letter agreement and the potential proposal for an acquisition of Target by Acquirer have been given and made and that Target has received all consents and permissions that may be required, in connection with this letter agreement and the potential proposal by Acquirer, under any agreement or arrangement; and

(ii)           Target, its directors and its Affiliates are not party to any agreement or arrangement which, directly or indirectly, restricts Target’s freedom to negotiate or enter into a Target Acquisition Transaction with Acquirer.

13.        Please acknowledge your acquiescence with the terms and provisions of this letter agreement by countersigning where indicated below and, upon such countersigning, the terms and provisions of this letter agreement shall be in full force and effect.

Sincerely,

INTERNATIONAL BUSINESS
MACHINES CORPORATION

		by:	/s/ Archie Colburn
Name: Archie Colburn
Title: Managing Director,
Corporate Development
Agreed and Accepted:

ILOG SA

by:	/s/ Pierre Haren
Name: Pierre Haren
Title: President Directeur General